Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-239161

Prospectus Supplement No. 8

(To Prospectus dated August 5, 2020)

Humanigen, Inc.

16,512,716 Shares of Common Stock

This prospectus supplement relates to the Registration Statement on Form S-1 (File No. 333-239161) declared effective by the Securities and Exchange Commission on August 5, 2020, and does not cover securities beyond those covered by the existing Registration Statement. There are no additional securities being offered under this prospectus supplement – this is merely a document required under the securities laws to update information previously filed in the original prospectus and any prior prospectus supplements thereto.

The selling stockholders may offer and sell any of the shares from time to time in a number of different ways and at varying prices, and may engage a broker, dealer or underwriter to sell the shares. Information regarding the selling stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in the prospectus dated August 5, 2020. See “Plan of Distribution” beginning on page 95 of the prospectus for more information about how the selling stockholders may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus.

We are filing this prospectus supplement to supplement and amend the information previously included in the prospectus with the information contained in our Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission on November 6, 2020. Accordingly, we have attached our Form 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus and any prior prospectus supplements thereto, each to be delivered with this prospectus supplement.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “HGEN”. We completed a l-for-5 reverse stock split on September 11, 2020. Share and per share information in the prospectus has not been recast to give effect to the completion of the reverse stock split. On November 5, 2020, the last reported sale of our common stock on the Nasdaq Capital Market was $11.20 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the prospectus before making a decision to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 6, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2020

Humanigen, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35798	77-0557236
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

533 Airport Boulevard, Suite 400

Burlingame, CA 94010

(Address of principal executive offices, including zip code)

(650) 243-3100

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	HGEN	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On November 5, 2020, Humanigen, Inc. (the “Company”) and the Department of Defense (DoD) Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (JPEO-CBRND or JPEO) entered into a Cooperative Research and Development Agreement (“CRADA”) in collaboration with the Biomedical Advanced Research and Development Authority (BARDA), part of the Office of the Assistant Secretary for Preparedness and Response (ASPR) at the U.S. Department of Health and Human Services (HHS), in support of Operation Warp Speed (“OWS”), to assist in the development of Humanigen’s lead product candidate, lenzilumabTM, in advance of a potential Emergency Use Authorization (“EUA”) for COVID-19.

Pursuant to the CRADA, Humanigen will be provided access to a full-scale, integrated team of OWS manufacturing, and regulatory subject matter experts, leading decision makers and statistical support in anticipation of applying for EUA and subsequently a Biologics License Application (“BLA”), for lenzilumab as a potential treatment for COVID-19. The CRADA also provides that OWS regulatory experts will work with the Company on U.S. Food and Drug Administration (FDA) communications, meetings and regulatory filings. The CRADA aims to support the ongoing lenzilumab Phase 3 clinical trials, focusing on efficiently generating an EUA and BLA submission. In addition to providing access under EUA, a goal of the CRADA is to ensure lenzilumab receives the benefits provided by Public Law 115-92.

The foregoing summary of the CRADA does not purport to be complete and is qualified in its entirety by reference to the full text of the CRADA, which will be filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”) or via an amendment to this Current Report on Form 8-K. Pursuant to Item 601(b)(10) of Regulation S-K, certain terms of the CRADA have been omitted from this Current Report on Form 8-K, and will be omitted from the version of the CRADA to be filed with the SEC, because such terms are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

A copy of the Company’s press release relating to the CRADA is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure

On November 6, 2020, the Company issued a press release announcing interim data from its Phase 3 trial of lenzilumab in patients hospitalized with COVID-19. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On November 6, 2020, the Company will host a conference call for investors and other interested stakeholders to discuss the interim data from its Phase 3 trial as well as the CRADA. A copy of the presentation materials to be discussed on the conference call is furnished as Exhibit 99.3 to this report.

The information in this Item 7.01, including Exhibit 99.2 and Exhibit 99.3, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, except to the extent expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Exhibit Description

99.1	Press release, dated November 6, 2020, relating to the CRADA
99.2	Press release, dated November 6, 2020, relating to the Company’s Phase 3 trial of lenzilumab in patients hospitalized with COVID-19
99.3	Humanigen, Inc. Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Humanigen, Inc.

By:	/s/ Cameron Durrant
Name: Cameron Durrant Title: Chairman of the Board and Chief Executive Officer

Dated: November 6, 2020

Exhibit 99.1

Humanigen Announces Cooperative Research and Development Agreement with the Department of Defense to Develop Lenzilumab for COVID-19

•	The Cooperative Research and Development Agreement (CRADA) with the Department of Defense (DoD) in support of Operation Warp Speed (OWS) aims to improve the availability of lenzilumab for patients with COVID-19
•	Humanigen’s development efforts complemented by full-scale, integrated team of OWS leading experts and U.S. Government decision makers dedicated to advancing lenzilumab ahead of a potential Emergency Use Authorization (EUA) submission

Burlingame, CA – November 6, 2020 – Humanigen, Inc., (HGEN) (“Humanigen”), a clinical stage biopharmaceutical company focused on preventing and treating an immune hyper-response called ‘cytokine storm’ with its lead drug candidate lenzilumab™, today announced that the company and the Department of Defense (DoD) Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (JPEO-CBRND or JPEO) have entered into a Cooperative Research and Development Agreement (CRADA) in collaboration with the Biomedical Advanced Research and Development Authority (BARDA), part of the Office of the Assistant Secretary for Preparedness and Response (ASPR) at the U.S. Department of Health and Human Services (HHS), in support of Operation Warp Speed (OWS) to assist in the development of lenzilumab in advance of a potential Emergency Use Authorization (EUA) for COVID-19.

The CRADA complements Humanigen’s development efforts, providing access to a full-scale, integrated team of OWS manufacturing and regulatory subject matter experts, leading decision makers and statistical support in anticipation of applying for EUA and subsequently a Biologics License Application for lenzilumab as a potential treatment for COVID-19. The CRADA also provides that OWS regulatory experts will work hand in hand with the Company on U.S. Food and Drug Administration (FDA) communications, meetings and regulatory filings. The CRADA aims to support the ongoing lenzilumab Phase 3 clinical trials, focusing on efficiently generating EUA and BLA submissions. In addition to providing access under EUA, a goal of the CRADA is to ensure lenzilumab receives the benefits provided by Public Law 115-92.

Humanigen's investigational treatment lenzilumab, a proprietary Humaneered® anti-human granulocyte macrophage-colony stimulating factor (GM-CSF) monoclonal antibody, is designed to prevent and treat an immune hyper-response called ‘cytokine storm’, a complication considered to be a leading cause of COVID-19 death. Data show that up to 89 percent of patients hospitalized with COVID-19 are at risk of this immune hyper-response, which is believed to trigger the acute respiratory distress syndrome in severe cases of COVID-19.

Cameron Durrant, MD, MBA, chief executive officer of Humanigen said, “We are honored to be part of Operation Warp Speed, receive this CRADA, and collaborate with JPEO to advance lenzilumab as a potential response treatment and seek a potential EUA. We have been working tirelessly to advance lenzilumab for COVID-19 and are excited to have the integrated expert team at OWS prioritize lenzilumab research and development during this critical time.”

Lenzilumab was also selected by the National Institutes of Health (NIH) to be evaluated among the promising COVID-19 agents for its ACTIV-5 “Big Effect Trial” (ACTIV-5/BET) which will enroll patients at up to 40 sites in the U.S.

More details on Humanigen’s programs in COVID-19 can be found on the company’s website at www.humanigen.com under the COVID-19 tab. Details on the U.S. Phase 3 lenzilumab clinical trial can be found at clinicaltrials.gov using Identifier NCT04351152. Details on ACTIV-5/BET can be found at clinicaltrials.gov using Identifier NCT04583969.

Humanigen to Host Investor Conference Call

The Company will host an investor call and webcast today, Friday, November 6, 2020 at 9:00 a.m. EST.

To participate in the conference call, please dial toll free 1-800-410-4983 or toll/International number 1-303-223-4366. The conference ID number is 21972012. A simultaneous webcast of the call and presentation can be accessed by visiting: http://public.viavid.com/index.php?id=142380.

In addition, a replay of the webcast will be available on the company website for 30 days following the event.

About Humanigen, Inc.

Humanigen, Inc. is developing its portfolio of clinical and pre-clinical therapies for the treatment of cancers and infectious diseases via its novel, cutting-edge GM-CSF neutralization and gene-knockout platforms. We believe that our GM-CSF neutralization and gene-editing platform technologies have the potential to reduce the inflammatory cascade associated with coronavirus infection. The company’s immediate focus is to prevent or minimize the cytokine release syndrome that precedes severe lung dysfunction and ARDS in serious cases of SARS-CoV-2 infection. The company is also focused on creating next-generation combinatory gene-edited CAR-T therapies using strategies to improve efficacy while employing GM-CSF gene knockout technologies to control toxicity. In addition, the company is developing its own portfolio of proprietary first-in-class EphA3-CAR-T for various solid cancers and EMR1-CAR-T for various eosinophilic disorders. The company is also exploring the effectiveness of its GM-CSF neutralization technologies (either through the use of lenzilumab as a neutralizing antibody or through GM-CSF gene knockout) in combination with other CAR-T, bispecific or natural killer (NK) T cell engaging immunotherapy treatments to break the efficacy/toxicity linkage, including to prevent and/or treat graft-versus-host disease (GvHD) in patients undergoing allogeneic hematopoietic stem cell transplantation (HSCT). Additionally, Humanigen and Kite, a Gilead Company, are evaluating lenzilumab in combination with Yescarta® (axicabtagene ciloleucel) in patients with relapsed or refractory large B-cell lymphoma in a clinical collaboration. For more information, visit www.humanigen.com.

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements reflect management's current knowledge, assumptions, judgment and expectations regarding future performance or events. Although management believes that the expectations reflected in such statements are reasonable, they give no assurance that such expectations will prove to be correct and you should be aware that actual events or results may differ materially from those contained in the forward-looking statements. Words such as "will," "expect," "intend," "plan," "potential," "possible," "goals," "accelerate," "continue," and similar expressions identify forward-looking statements, including, without limitation, statements regarding the potential future development of lenzilumab to minimize or reduce the immune hyper-response called cytokine storm, which is believed to trigger the acute respiratory distress syndrome in severe cases of COVID-19, the potential benefits of the CRADA with JPEO and other assistance from the federal government to the Company’s efforts to seek an Emergency Use Authorization and ultimately a BLA from, be approved by, FDA for such use or to help CAR-T reach its full potential or to deliver benefit in preventing GvHD. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, the risks inherent in our lack of profitability and need for additional capital to grow our business; our dependence on partners to further the development of our product candidates; the uncertainties inherent in the development, attainment of requisite regulatory approvals and launch of any new pharmaceutical product; the outcome of pending or future litigation; and the various risks and uncertainties described in the "Risk Factors" sections and elsewhere in the Company's periodic and other filings with the Securities and Exchange Commission.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You should not place undue reliance on any forward-looking statements, which speak only as of the date of this release. We undertake no obligation to revise or update any forward-looking statements made in this press release to reflect events or circumstances after the date hereof or to reflect new information or the occurrence of unanticipated events, except as required by law.

CONTACT:

Media

Cammy Duong

Westwicke, an ICR company

cammy.duong@westwicke.com

203-682-8380

Investors

Alan Lada

Solebury Trout

alada@troutgroup.com

856-313-8206